Aegon N.V.
Securities and Exchange Commission
Attn. Mr. Jim B. Rosenberg	P.O. Box 85
Senior Assistant Chief Accountant	2501 CB The Hague (The Netherlands)
Office of Healthcare and Insurance	Aegonplein 50
100 F Street, NE	2591 TV The Hague
Washington, DC 20549-4720	Telephone +31 70 344 7622
United States of America

Reference JvR/SK	File No. 001-10882	The Hague April 28, 2016

Dear Mr. Rosenberg,

We thank you for your letter dated April 14, 2016 regarding the Annual Report on Form 20-F of Aegon N.V. (“Aegon”) for the fiscal year ended December 31, 2015 (“2015 Form 20-F”) filed March 25, 2015.

We set forth below our responses to the comments of the staff of the Office of Healthcare and Insurance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Notes to the consolidated financial statements

Note 2: Summary of significant accounting policies

2.13 Deferred expenses

a. Deferred policy acquisition costs (DPAC), page 143

1.	Please tell us whether you limit deferred costs for policies accounted for under US GAAP to those incurred for successfully acquired policies under ASU 2010-26. In this regard, it is apparent from Note 2.19 on page 147 that you consider new and amended standards of local GAAPs in determining your insurance policies.

Response

Aegon is not required to apply current US GAAP for insurance accounting anywhere in the Group, instead Aegon is applying IFRS. Insurance contracts are accounted for under IFRS 4 – Insurance Contracts. Under IFRS 4, Aegon applies, in general, non-uniform accounting policies for insurance liabilities and intangible insurance assets as permitted under its predecessor basis of accounting (Dutch Accounting Principles) at the time that Aegon adopted IFRS. Under Dutch Accounting Principles at the time IFRS was adopted, Aegon was applying US GAAP for its United States operations whereas in the Netherlands and the United Kingdom, the Dutch Accounting Principles applied were not based on US GAAP. In accordance with IFRS 4, Aegon continues to apply existing accounting policies under its predecessor basis of accounting that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 subsequent to initial IFRS adoption. Since the adoption of IFRS, Aegon has considered new and amended standards in those predecessor local GAAPs which have become effective subsequent to the date of transition to IFRS. Aegon is not required to adopt these new and amended standards in predecessor local GAAPs. If any changes are made to the accounting policies for insurance contracts, these changes are made in accordance with the guidance for making changes in accounting policies in IFRS 4.

Register The Hague no. 27076669

In October 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-26, which provided new guidance for accounting for deferred policy acquisition costs. The guidance has been evaluated to determine whether it should be adopted and implemented by Aegon Americas. Aegon’s IFRS accounting policy for the adoption of new local insurance accounting requirements allows country units to apply new or revised guidance under local GAAP if the change makes the Group’s financial statements more reliable and no less relevant, or more relevant and no less reliable (IFRS 4.22); does not make the Group’s accounting policies more diverse; and is not prohibited by IFRS 4.25-30. We concluded that the adoption of ASU 2010-26 by Aegon Americas would not meet the requirements under IFRS for a change in accounting policy concerning insurance contracts as it would have led to more inconsistency among country units within the Aegon Group. Hence Aegon did not incorporate the accounting policies set out in ASU 2010-26 in its IFRS accounting policies.

With regard to the deferral of policy acquisition costs, Aegon now applies a uniform single group-wide accounting policy consistently applied by all country units. Under this policy only directly attributable costs that are related to the selling, underwriting and initiating of insurance contracts are deferred. This group-wide policy does not limit deferral to those cost incurred for successfully acquired policies as under ASU 2010-26.

2.35 Future adoption of voluntary changes in accounting policies, page 154

Accounting related to certain reinsurance transactions, page 155

2.	Please tell us why it is appropriate to recognize immediately any gain or loss for reinsurance transactions that are entered into as part of a plan to exit a business related to your businesses that follow insurance accounting under US GAAP. Reference for us the authoritative literature you rely upon to support your accounting.

Response

As clarified in our response to your first comment, Aegon does not follow US GAAP; instead it applies IFRS 4 for group reporting purposes. Effective January 1, 2016, Aegon adopted one uniform single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business, consistently applied by all country units. Under the new accounting policy, when the company enters into a reinsurance transaction as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

The adoption of this new single group-wide accounting policy has been assessed by us based on IFRS 4 criteria. Initially, we assessed whether the accounting policy is allowed under IFRS 4’s “Recognition and measurement, Temporary exemption from some other IFRSs”. In our assessment it became apparent that the IASB concluded in drafting ED 5 of IFRS 4, that it would not promulgate accounting requirements for “gains and losses on buying reinsurance” when the insurer is a cedant. Instead the IASB decided to include a specific disclosure requirement for gains and losses that arise on buying reinsurance (IFRS 4.37(b) and IFRS 4.BC114), meaning that IFRS 4 does not mandate either recognizing gains and losses in profit or loss on buying reinsurance, or deferral of gains and losses arising on buying reinsurance.

In addition, we assessed whether the new uniform accounting policy of the Aegon Group meets all of IFRS 4.14’s specific requirements for changing accounting policies. The new accounting policy, according to the extent of the transfer of risks and rewards, will no longer set up and amortize the deferred cost (or gain) of reinsurance but will expense this cost or recognize the gain immediately upon exiting the business through a reinsurance agreement. Thus, this new accounting policy better reflects the economics of the transactions that the entity enters into exiting the business and is more consistent with the way the business is managed. Therefore, this new accounting policy makes the financial statements more relevant to the economic decision-making needs of users and no less reliable (IFRS 4.22). Furthermore, introduction of this group-wide, uniform accounting policy makes Aegon Group’s financial statements more comparable and consistent than under the accounting practices as applied in the 2015 Form 20-F.

Insurance accounting for business in United Kingdom

Substantial modification, page 155

3.	Please provide us your analysis supporting why it is appropriate to treat significantly modified contracts as being extinguished. In your response, please tell us why it is appropriate to apply criteria under IAS 39 when paragraph 2(e) of that standard specifically scopes out insurance contracts.

Response

As announced in early January 2016, Aegon UK has restructured its business, which involved splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. These businesses will be managed separately post-restructuring. As the restructuring involved substantial contract modification, Aegon has decided to change its accounting policy within Aegon UK to better reflect the economics of the contract modifications that were occurring.

The contracts affected by the restructuring are accounted for under IFRS 4, Insurance Contracts. IFRS 4.14(c) notes that an insurer shall remove an insurance liability (or a part of an insurance liability) from its statement of financial position when, and only when, it is extinguished – i.e. when the obligation specified in the contract is discharged or cancelled or expires. The standard itself does not provide guidance on accounting for contract modifications, either in terms of what constitutes a modification and when a modification results in derecognition. Although insurance contracts are scoped out by IAS 39.2(e), insurance companies can use guidance from IAS 39 on the accounting treatment of modifications based on IFRS 4.BC105. IFRS 4.BC105 notes the following: ‘The Board identified no reasons why derecognition requirements for insurance liabilities and insurance assets should differ from those for financial liabilities and financial assets.’ This implies that for a policy on contract modification consideration could be given to the requirements of IAS 39. IAS 39.40 notes that ‘… a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.’

The new accounting policy contains both a quantitative test and a qualitative test whether a contract modification is considered to be substantial. The quantitative test aims to determine whether the change in the discounted present value of the cash flows of the modified contract are significant and the qualitative test aims to determine whether there are any modifications of terms of the contract that results in it being substantially different.

Aegon determined that this change in its contract modification accounting policy for these insurance contracts is in accordance with IFRS as it met the IFRS 4.22 criteria of making the financial statements more relevant and no less reliable and does not make the Group’s accounting policies more diverse. In addition it is not prohibited by IFRS 4.25-30.

* * * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 344 5458 or Sandor Knol, Head of Finance & Actuarial at +31 70 344 8512.

Very truly yours,

/s/ Jurgen H.P.M. van Rossum

Jurgen H.P.M. van Rossum

Executive Vice President and Corporate Controller